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EXHIBIT 99.1

AGENDUM 1: PURCHASE & RETIREMENT OF TREASURY STOCK


IN ACCORDANCE WITH THE SECURITIES AND EXCHANGE ACT 189, SUPPLEMENTARY PROVISION 16, AND THE ARTICLES OF INCORPORATION 57, WE SHALL RESOLVE THE TREASURY PURCHASE AND RETIREMENT AS FOLLOWS;

  1. PURPOSE: TO RETURN PROFITS TO SHAREHOLDERS TREAURY REPURCHASE AND
               RETIREMENT
        - TO MEET CONTINUOUS REQUEST FROM SHAREHOLDERS

  2. TYPE AND VOLUME OF SHARES TO BE PURCHASED AND RETIRED
     - ORDINARY SHARES: 1,815,640 (2% OF TOTAL OUTSTANDING)

  3. PURCHASE AMOUNT: 240 BILLION WON
     - THE AMOUNT MAY VARY ACCORDING TO ACTUAL AMOUNT
           (TREASURY PURCHASE IS VOLUME-BASIS)

  4. 1-DAY PURCHASE LIMIT: ORDINARY SHARES  181,560
       - SELECT BIGGER FROM    1) 10% OF PURCHASING FILING SHARE VOLUME
                            OR 2) 25% OF AVERAGE DAILY TRADING VOLUME FOR MONTH

  5. PURCHASING PERIOD:  3 DAYS AFTER BOD RESOLUTION ~ 3 MONTHS
       - AFTER PURCHASING, IMMEDIATE RETIREMENT IS REQUIRED
                  (RETIREMENT REGISTRATION SHALL BE WITHIN 2 WEEKS)

   6. METHOD: DIRECT PURCHASE

   7. FINANCIAL RESOURCE: COMPANY'S OWN FUND


AGENDUM 2: FY 2003 INTERIM DIVIDEND PAYOUT


IN ACCORDANCE WITH ARTICLE 3, SECTION 56 OF THE ARTICLES OF INCORPORATION, THE BOARD OF DIRECTORS HAS DECIDED TO PAY OUT INTERIM DIVIDENDS AS FOLLOWS:

  1. AMOUNT OF INTERIM DIVIDENDS PER SHARE AND MARKET VALUE DIVIDEND RATE:
             1,000WON IN CASH PER SHARE (MARKET VALUE DIVIDEND RATE: 0.82%)

  2. TOTAL AMOUNT OF INTERIM DIVIDENDS: 81,648,519,000 WON
     (NUMBER OF SHARES ELIGIBLE FOR THE INTERIM DIVIDEND: 81,648,519 SHARES)

  3. PAYMENT DATE: WITHIN AUGUST 21, 2003.

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AGENDUM 3: DISPOSAL OF TREASURY STOCKS

IN COMPLYING WITH THE RESULTS OF THE SECOND ROUND OF SUBSCRIPTION, FOLLOWING THE INTRODUCTION OF AN EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) AND A CONCOMITANT RESOLUTION AT THE FIFTH MEETING OF THE BOARD OF DIRECTORS (JUNE 25, 2003) AND IN ACCORDANCE WITH ARTICLE 84.3.3 OF THE ENFORCEMENT ORDINANCE OF THE SECURITY EXCHANGE ACT, THE COMPANY WISHES TO DISPOSE OF ITS TREASURY STOCKS AS FOLLOWS:

  1. METHOD OF DISPOSAL: THROUGH SALE OR DONATION OF TREASURY STOCKS TO THE
                         EMPLOYEE STOCK OWNERSHIP ASSOCIATION

  2. TYPE AND NUMBER OF STOCKS: 875,066 SHARES OF COMMON STOCKS

  3. THE EXPECTED SUBSCRIPTION PRICE:
      - DISPOSAL OF HOLDING TREASURY STOCKS: 100,300/PER SHARE
      - COMPANY DONATION: CLOSING PRICE ON THE DAY OF DONATION (JULY 23, 2003)

  4. EXPECTED PROCEEDS FROM THE DISPOSAL: 113,758,580,000 WON
      - CLOSING PRICE ON THE DAY OF DONATION (EXPECTED TO BE 130,000 WON PER SHARE) IS APPLIED TO ALL SHARES, INCLUDING THOSE FOR SALE AND THOSE TO BE DONATED.

  5. REPORT ON THE DISPOSAL TO BE SUBMITTED: WEDNESDAY, JULY 23, 2003


  AGENDUM 4: ISSUANCE OF EXCHANGEABLE BOND

      ITEM                        ISSUANCE OF EB WITH UNDERLYING SKT SHARES
      TYPE                                  EXCHANGEABLE BOND
      SIZE                 1,698,000 SKT SHARES (APPROXIMATELY JPY 52 BILLION)
     COUPON                                        0%
      YIELD                                     -1% ~ 0%
 EXCHANGE PRICE               PREMIUM TO BE SET IN ORDER TO FIX THE EXCHANGE
                                     PRICE ABOVE KRW 286,000 PER SHARE
INTEREST PAYMENT                          PAYMENT AT THE MATURITY

   ISSUE DATE                                 AUGUST IN 2003
    MATURITY                                     5 YEARS
   UNDERWRITER                                TO BE DETERMINED
 USE OF PROCEED                  FOR REPAYMENT OF THE PRINCIPAL AND INTERESTS
   GUARANTEE                   GUARANTEE PROVIDED BY POSCO TO SPV ON PRINCIPAL
                                      REDEMPTION AND SHARE EXCHANGE

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AGENDUM 5: ESTABLISHMENT PLAN FOR A HOLDING COMPANY IN CHINA

TO EFFICIENTLY CARRY OUT INVESTMENT PROJECTS IN CHINA, WE RESOLVE TO ESTABLISH A HOLDING COMPANY AS FOLLOWS IN COMPLIANCE WITH CHINESE LAW

   1. OVERVIEW OF HOLDING COMPANY

      1.1. COMPANY NAME: POSCO CHINA HOLDING CORP.
      1.2  PROJECT DESCRIPTION:  - INVEST IN STEEL MANUFACTURING AND RELATED
                                   BUSINESSES
                                 - PROVIDE CONSULTATION AND OTHER SERVICES TO
                                   POSCO AND INVESTMENT COMPANIES
                                 - SALES OF INVESTORS' PRODUCTS AND OTHER
                                   SUPPORT ACTIVITIES

   2. INVESTOR: POSCO AS SOLE INVESTOR
   3. REGISTERED CAPITAL: USD 35 MILLION (MAY BE INCREASED, IF NEEDED)
                          - REGISTERED CAPITAL WILL BE USED TO TAKE OVER THE 10%
                            POSCO SHARE OF BENXI, POHANG COLD-ROLLED, QING DAO POHANG STS, SUZHOU PROCESSING CENTER AND ASSETS OF CHINA HQ
   4. LOCATION: BEIJING, CHINA


AGENDUM 6: BENXI POHANG COLD-ROLLED MILL JOINT VENTURE IN CHINA

POSCO HEREBY RESOLVE TO INVEST THE JOINT VENTURE COMPANY FOR COLD ROLLING MILL WITH BENXI IRON & STEEL GROUP IN CHINA IN ORDER TO SECURE THE STABLE RAW MATERIAL RESOURCE FOR THE AFFILIATES IN CHINA AND ENJOY ONGOING MUTUAL BENEFIT THROUGH STRENGTHENING CORPORATION WITH THE CHINESE STEEL COMPANY AS BELOW.

  1. BUSINESS SCOPE: MANUFACTURING AND MARKETING OF COLD-ROLLED STEEL WITH AN ANNUAL PRODUCTION CAPACITY OF 1,800,000 MT PER YEAR

  2. TOTAL INVESTMENT COSTS:
     - USD 664,300,000 (THE LEGAL CAPITAL USD 231,900,000)

  3. ISSUES:
     - FOR THE PROJECT, POSCO IS TO CONTRIBUTE USD 58,000,000 (25%) OF THE TOTAL LEGAL CAPITAL. POSCO SHALL PREFERENTIALLY CONTRIBUTE USD 23,200,000 (10%) THROUGH THE APPROVAL BY THIS BOARD OF DIRECTORS, AND IT SHALL BE DETERMINED WHETHER AND WHEN TO CONTRIBUTE THE OTHER 15% CAPITAL BY C.E.O.

  4. POSCO'S CAPITAL:
     USD 23,200,000 (10%) - ADDITIONAL 15% CAPITAL CONTRIBUTION: USD 34,800,000

  5. SUPPORT OF TECHNIQUE KNOW-HOW:
     - REFERRING TO THE TECHNIQUE OF PRODUCING THE AUTOMOTIVE STEEL, THIS SUPPORT SHALL BE CONFINED TO THE NEW COLD ROLLING MILL ONEROUSLY

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AGENDUM 7: CONSTRUCTION OF THE 9TH POWER PLANT IN GWANGYANG WORKS

IN ORDER TO SAVE ENERGY AND PREVENT ATMOSPHERIC POLLUTION BY UTILIZING BY-PRODUCT GAS, WHICH ARE GENERATED BY THE INCREASE OF HOT-METAL AND CRUDE STEEL PRODUCTION IN GWANGYANG WORKS, POSCO RESOLVE TO CONSTRUCT A NEW 9TH POWER PLANT IN GWANGYANG WORKS AS FOLLOWS:

   1. INVESTMENT AREAS
      - STEAM TURBINE & GENERATOR: 1 SET OF 100MW
      - BFG COMBUSTION BOILER: 1 SET OF 330 TON/HOUR
      - 1 SET OF SEA WATER FACILITY
      - 9 SETS OF BFG PREHEATING

   2. CONSTRUCTION PERIOD: 11/2004 ~ 11/2006 (25 MONTHS)

   3. INVESTMENT COST: 123.7 BILLION WON



AGENDUM 8: CANCELLATION OF STOCK OPTION RIGHT

IN ACCORDANCE WITH ARTICLE 13 OF THE ARTICLES OF INCORPORATION, WE HEREBY RESOLVE TO CANCEL THE STOCK OPTION RIGHT OF THE SAID INDIVIDUAL AS FOLLOWS.

  1. NAME: BYUNG-HOON KIM, SVP

  2. REASON: CAUSED SUBSTANTIAL DAMAGE TO COMPANY

  3. NO. OF SHARES: 9,409 SHARES OF REGISTERED COMMON STOCKS

  4. RESOLUTION: IN ACCORDANCE WITH ARTICLE 13, ARTICLES OF INCORPORATION AND
                  ARTICLE 10, ENDOWMENT CONTRACT, CANCEL THE STOCK OPTION (HOWEVER, HIS OPTION CAN BE EXERCISED IF CLEARED OF ALLEGATIONS OR FOUND NOT GUILTY